

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Robert P. Ingle, II
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Black Mountain, NC 28711

   Re: **Ingles Markets, Incorporated**
      Form 10-K for the Fiscal Year Ended September 27, 2014
      Filed December 16, 2014
      File No. 000-14706

Dear Mr. Ingle:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Mara L. Ransom

        Mara L. Ransom
        Assistant Director